July 15, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549
Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP

Amendment No. 7 to Registration Statement on Form 10

Filed June 1, 2022

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group (the “Company”), we are responding to the Staff’s comment letter dated July 1, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 7 to Registration Statement on Form 10

Explanatory Note, page ii

1.	Both here and in Item 1, where you discuss how cash is transferred through your organization, please expand your disclosure as follows:

●	Provide a cross-reference to the consolidated financial statements, as opposed to certain notes in the financial statements;
●	Describe the Cash Management Policy;
●	Revise your statements that you have not been notified by the Chinese government of restrictions on your ability to transfer cash or distribute earnings to state whether such restrictions exist; these statements should not be limited to notifications from the government. In this regard, we note your disclosure elsewhere regarding restrictions on your ability to distribute earnings or transfer funds between the holding company and the PRC subsidiary.
●	Where you discuss limitations on your ability to transfer cash, specify that the limitations are instituted by PRC law, if true.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages vi, 4, 5, and 11 of the Amendment.

July 15, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Results of Operations for the three months ended March 31, 2022 and 2021 Revenue and cost of revenue, page 61

2.	You disclose here and on page 34 that during the three months ended March 31, 2022 you generated $278,573 from your new digital training related services. It appears this was associated with Jade Bird. If so, please balance your disclosure here and page 34 that this new revenue is no longer available while you have suspended your digital training related services with Jade Bird until further notice as disclosed elsewhere, to the extent services remain suspended..

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 34 and 61 of the Amendment.

Notes to Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021 Note 2 - Summary of Significant Accounting Policies

Use of Estimates, page F-34

3.	We note the balance of accounts receivable at March 31, 2022 was nearly five times greater than the balance at December 31, 2021. We also note the balance at March 31, 2022 was nearly 28% and 41% of consultancy and total, respectively, revenue recognized during the three months ended March 31, 2022. You disclose here during the three months ended March 31, 2022 you faced increasing uncertainties around your estimates of revenue collectability and accounts receivable credit losses, yet no allowance for doubtful accounts was recorded at March 31, 2022. You further disclose on page 63 the cash outflow in trade receivables for the three months ended March 31, 2022 was due to certain consultancy services income not settled. Please explain to us and, as appropriate, disclose the reason receivables associated with the consultancy service were not settled, the amount of receivables collected in cash subsequent to March 31, 2022 and the prospect of you collecting any remaining amounts outstanding. Additionally, tell us the amount of the $278,573 revenue from services provided to Jade Bird during the three months ended March 31, 2022 that has been collected in cash and the prospect of you collecting any remaining amounts outstanding.

Response:	The Company’s consultancy services are provided to the clients to help them in achieving a specific business objective (e.g. end customer placed an order to buy a product or enrolment of a course, or improve the performance quality and profitability of our client’s livestream performers). Generally, the Company is entitled a fixed rate on revenue generated by the client that are related to the scope of respective consultancy services upon client acceptance on the services provided.

Due to the impact of COVID-19, the Company faced increasing uncertainties around the estimates of the revenue collectability and accounts receivable credit losses. However, in assessing the allowance for doubtful account, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical write-off experience, customer specific facts and economic conditions.

July 15, 2022

As at March 31, 2022, the balance of account receivables was $334,766, representing nearly five times greater than the balance of US$67,940 as at December 2021. The sharp increase of the account receivables was mainly because of the following reasons: (1) in August 2021, the Company resumed certain temporary suspended consultancy business with 4 customers to maintain diversified services. The Company requested customers to pay their invoices early when the Company resumed its consultancy business in August 2021 and eased this practice in 2022 due to good payment history. As at December 31, 2021 and March 31, 2022, the Company incurred account receivable balances of $41,729 and $117,391, respectively, from these customers; 2) During the three months ended March 31, 2022, the Company started to provide a new consultancy service to one of the customers who engaged in live streaming business. The Company generated consultancy service income of $259,473 from this new consultancy service and incurred an account receivables balance of $92,733 as at March 31, 2022; and (3) During the three months ended March 31, 2022, the Company entered contracts with 17 new customers to provide consultancy services. During the three months ended March 31, 2022, the Company generated consultancy service income of $94,550 from these new customers and incurred account receivables of US$52,874 as at March 31, 2022. The account receivables were not settled mainly because the above businesses were billed close to the month end.

Because the account receivables were substantially settled after March 31, 2022 (78% settled in April 2022 and 22% settled in May, 2022), no allowance was provided by the Company. In the future, the Company will keep monitoring the credit periods allowed to the customers and controlling the account receivables within a lower range to minimize the credit risk.

For our digital training related services, we worked with Beida Jade Bird Vocational Education (“Jade Bird”) which was an authorized licensee of China National Personal Talent Training Network (“CNPTTN”), a PRC regulatory agency for the talent training. Jade Bird was in charge of its training courses, and the Company was authorised by Jade Bird as its sole training related administrator of the training courses, limited to coordinate the digital training related services to individual clients who were interested in conducting live-broadcasting business through social medias. The Company provided training related services, to these individual clients who subscribed courses, in arranging the examination, following up certificate issuance processes, addressing clients’ concerns, etc. The Company received such training related services fees directly from these individual customers and further paid course mentoring fees to Jade Bird based on the no. of subscriptions. During the three months ended March 31, 2022, the Company generated digital training related services income of $278,573 from these individual clients and recorded course mentoring fees of $41,089 in respect of the services provided by Jade Bird. No other services fee should be collected from Jade Bird. No other services fee should be collected from Jade Bird.

As at March 31, 2022, the Company received service fees of $146,180 from clients of digital training related services and recorded as Contract Liabilities in the Condensed Consolidated Financial Statements. Such services fees were subsequently refunded to the clients due to the suspension digital training related services.

We believe that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

July 15, 2022

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

/s/ Guolin Tao
Guolin Tao
CEO
Entrepreneur Universe Bright Group